FIRST GUARANTY BANCSHARES, INC.
400 East Thomas Street
Hammond, Louisiana 70401

December 18, 2014

Via  Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         First Guaranty Bancshares, Inc.
Registration Statement on Form S-1 (Registration No. 333-199602)
Request for Withdrawal of Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 16, 2014, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, December 18, 2014 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Benjamin Azoff of Luse Gorman Pomerenk & Schick, P.C. at (202) 274-2010.

Very truly yours,

/s/ Eric J. Dosch
Eric J. Dosch
Chief Financial Officer
(Duly Authorized Representative)